Exhibit 99.3

STRICTLY PRIVATE AND CONFIDENTIAL

December 6, 2011

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey, 08054

United States of America

Attention:	Mr. William Carey
Chairman of the Board
Central European Distribution Corporation

Dear Bill,

Please find below our proposal for a strategic partnership between CEDC and Russian Standard. Given the current financial and operational situation of CEDC, we believe that a strategic partnership with a financially strong conglomerate such as ours is the right way to go. Please find below our suggestion on how to move forward.

Since the high debt level is currently the key structural issue for CEDC, we suggest an initial focus on resolving this problem. We are prepared to play the leading role in reducing and restructuring the heavy debt burden of CEDC, such that the company can once again play its leading market role without being pulled down by the debt.

We are prepared to work out a financial restructuring plan with CEDC’s leadership in order to secure CEDC’s business and operational needs. Our plan could include a credit line from Russian Standard Bank to CEDC to ensure successful implementation of CEDC’s financial plan for 2012-2013.

With respect to the equity participation of Russian Standard in CEDC, we are prepared to discuss the following suggestion from our side. Russian Standard is willing to integrate into CEDC the gross margin of Roust, which amounts to about US dollars 45 million per year with strong growth perspectives each year. This would of course imply a substantial financial strengthening of CEDC itself, and we are assuming that as a result of this activity the stock price of CEDC will climb up substantially, just as it did already in response to our recent announcement of being a shareholder.

In return, CEDC would issue new shares, equivalent to 19.9% of the pre-dilution outstanding shares, to Russian Standard. Thus Russian Standard would become a substantial shareholder in CEDC. We would need to discuss the implications on governance, board seats, and other issues separately.

In addition, we would expect to receive an appropriate participation in the increased value of the company in the form of additional shares, provided that the market price of CEDC’s shares continues to climb above certain thresholds.

The integration of Roust would bring, in addition to a strong cash flow, substantial synergies to CEDC: building the strongest spirits and wine portfolio in Russia, increasing revenues through attraction of new customers and reduced discounts, higher efficiency of logistics and procurement, savings on back-office functions, strong relationships with the regulators.

We are confident that the market will react to our cooperation with a strong increase in the share price and thus the market capitalization of the company. This development would be of substantial value not only to the company itself but also to all current shareholders.

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We are very excited about the possibility of creating this strategic partnership. Together we can do impressive things in the market, both in Eastern Europe and beyond.

I look forward to presenting this proposal to you and CEDC’s Board in more detail.

Yours sincerely

/s/ R.V. Tariko
R.V. Tariko
Chairman of the Board of Directors Russian Standard Corporation

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